This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

January 27, 2004

3.

Press Release

The press release was issued on January 27, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) is pleased to announce that drilling at its Bisha Main high-grade gold/copper/zinc volcanogenic massive sulphide deposit (VMS) in Eritrea has re-started. Two diamond drills are currently operational and will be joined by a combination reverse circulation drill in the next few weeks. The current program scheduled through to June comprises a minimum of 20,000 meters of diamond drilling and 10,000 meters of reverse circulation drilling.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on January 27, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

30,000 METER DRILL PROGRAM UNDERWAY AT

BISHA PROJECT, ERITREA

        January 27, 2004

Nevsun Resources Ltd. (NSU-TSX) is pleased to announce that drilling at its Bisha Main high-grade gold/copper/zinc volcanogenic massive sulphide deposit (VMS) in Eritrea has re-started. Two diamond drills are currently operational and will be joined by a combination reverse circulation drill in the next few weeks. The current program scheduled through to June comprises a minimum of 20,000 meters of diamond drilling and 10,000 meters of reverse circulation drilling. The objectives of the current program are to:

  Delineate the Bisha Main and NW Zone deposits to a drill density that will allow a third party resource/reserve estimate.

  Explore the direct southern extension of the Bisha Main deposit where a gravity anomaly was recently defined over an additional 2.0 km strike length coincident with an airborne and ground EM anomaly.

  Drill test a newly identified gravity anomaly coincident with a gold-base metal soil anomaly located to the southeast of the known Bisha Main massive sulphide.

  Determine the extent of the gold in disseminated sulphides within the NW Zone and determine the extent of the copper bearing massive sulphide mineralization in this area

  Commence the metallurgical, environmental, hydrological and geotechnical studies required for a feasibility study of the initial Bisha Main gold-copper discovery.

Recent drill results (such as drill holes B-117 and B-121reported in press release dated 12 January 2004) have indicated that the base metal component of the southern portion of the Bisha Main deposit is increasing in width and is open at depths beyond 200 meters vertical. The results from hole B-121 returned 66.6 meters averaging 9.1% Zn and 0.94% Cu and B-117 returned 81.9 meters averaging 1.62% Cu and 3.05% Zn. Both intersections display significant precious metal credits. Additional drilling to depth is planned early in the current program to test the down dip extent of the deposit.

Drill results from the NW Zone have indicated that there are significant gold values associated with disseminated sulphides that are proximal to the main NW massive sulphides zone. These disseminated sulphide intersections were reported in press release dated 1December 2003 with hole B-75 returning 14.0 g/t Au over 15.0 meters and B-70 averaging 14.3 g/t Au over 3.0. An additional disseminated mineralized zone to the west has returned 7.3 g/t Au over 4.3 meters (B-70) and 6.7 g/t over 4.5 meters (B-75). Additional drilling is planned to further delineate and extend these zones.

Recent geophysical surveys (gravity and EM) and soil sample results from the southern end of the Bisha Main deposit indicate co-incident anomalies for at least  2.0 km from the last drilling in this area (the 2.0 km being the extent of the gravity survey to date). During the current campaign the gravity survey will be extended further south to cover the continuing EM anomaly. Exploration drilling will take place to test these anomalies in anticipation of expanding the mineralized zone to the south.

A recent structural interpretation indicates that the southern portion of the Bisha Main and the NW Zone may be directly related having been displaced by later faulting. A newly defined coincident gravity anomaly and gold-base metal soil anomaly located 1.6 km to the southeast of the Bisha Main Zone may be similarly related to the northern portion of the Bisha Main deposit. The geochemical anomaly covers a strike length of 1.0 kilometers and the coincident gravity anomaly, which lies at the edge of the gravity survey data collected to date, may have similar dimensions. This hypothesis of this newly defined zone having a relation with the Bisha Main will be drill tested once additional gravity work has been done to more accurately define specific drill sites. The additional gravity work will start immediately.

The reverse circulation drilling will concentrate on the near surface high-grade gold horizon and the underlying supergene copper horizon of the Bisha Main It is anticipated that increased drill recoveries will assist in upgrading the gold and supergene copper resources.

Preliminary metallurgical test work is currently being carried out on the primary massive sulphide mineralization to get an initial concept of this material’s amenability to be recovered using conventional processing methods. Past metallurgical work focused on the oxide gold and supergene copper mineralized zones.

The resource statement originally scheduled for the first quarter of 2004 is scheduled for completion in the second quarter in order that sufficient data is accumulated to advance the statement to a feasibility level. Additional work with respect to specific gravity determinations and geotechnical measurements will be continued during the current program. Environmental studies and hydrological work will also being implemented in order that a feasibility study can be underway before the end of the year.

A total of 146 diamond drill holes totaling 19,181 meters have been drilled at Bisha to date. The Bisha Main zone has been drilled over a strike length of 1,100 meters with massive sulphide mineralization being intersected to a vertical depth of 225 meters.  Oxidation of the primary massive sulphides has developed a gold enriched oxide layer from surface to a typical depth of 35m which overlies a further 30m of supergene copper enriched massive sulphides. Within the underlying primary massive sulphides very significant copper and high grade zinc zones have been recognized.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program. Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

John Clarke, President of Nevsun states, "I am very pleased with the progress at Bisha to date. The overall aim of the current program is to bring the property to commercial production in as short a time frame as possible. It is envisaged that the first stages of production will come from the surface gold bearing oxides and underlying near surface supergene copper sulphides of the Bisha Main deposit. These could in turn provide future funding for the mining of the copper and zinc bearing primary sulphides."

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks,uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company’s projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com